April 26, 2019

Barry Cottle
Executive Chairman
SciPlay Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

       Re: SciPlay Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 22, 2019
           File No. 333-230727

Dear Mr. Cottle:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed on April 22, 2019

Risk Factors
The provisions of our articles of incorporation and bylaws requiring exclusive forum, page 57

1. Your forum selection provision will identify the Eighth Judicial District Court of Clark
       County, Nevada, as the exclusive forum for certain litigation. In this regard, you state that
       "it will not apply to suits to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please disclose whether this provision will apply to actions arising under the Securities Act. In this regard,
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision will apply to Securities Act claims, please revise your prospectus to state that stockholders will not be deemed to have waived
 Barry Cottle
SciPlay Corporation
April 26, 2019
Page 2
      the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the certificate of incorporation and bylaws state this clearly.
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameBarry Cottle                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameSciPlay Corporation
                                                            and Services
April 26, 2019 Page 2
cc:       Senet S. Bischoff
FirstName LastName